Filed by MAF Bancorp, Inc.
                              (Commission File No. 0-18121) pursuant to Rule 425
                                               under the Securities Act of 1933.

                                         Subject Company: Mid Town Bancorp, Inc.

                                                             Date: July 25, 2001

THE FOLLOWING PRESENTATION MATERIALS MAY BE USED BY MAF BANCORP, INC. FROM TIME TO TIME IN MEETINGS WITH INVESTORS, ANALYSTS AND OTHERS:

MAF BANCORP, INC.                                                      JUNE 2001
--------------------------------------------------------------------------------
www.mafbancorp.com

INVESTMENT DATA
  Nasdaq:               MAFB            Book Value per Share:    $17.55
  6/30/01 Price:        $30.70          Price to Book Value:     175%
  52 Week Range:        $32.32-$18.12   Outstanding Shares:      22,504,396
  EPS (6/01 Qtr):       $.60            Insider Ownership:       20%
  EPS (LTM):            $2.48           Institutional Ownership: 50%
  P/E Ratio (LTM):      12.4x           Annual Cash Dividend:    $ .48 per share
  Cash EPS (6/01 Qtr):  $.64            Market Capitalization    $691 million
--------------------------------------------------------------------------------

CORPORATE PROFILE
-----------------
o MAFB is the holding company for Mid America Bank, the largest thrift based in the Chicago metropolitan area; converted to a stock company in January 1990, at $2.29 per share (split-adjusted).

o Chairman and CEO Allen Koranda and President Kenneth Koranda have a combined total of over fifty-eight years of banking experience, both having joined Mid America Bank in 1972.

o Mid America's assets total $5.2 billion, with deposits of $3.1 billion; 27 branch locations in the attractive markets of the Chicago metropolitan area, including Cook, DuPage, Will and Kane counties.

o Thrift operations characterized by single family local lending and stable retail deposit base; other non-traditional products and services offered, generating fee income as a strong supplement to core earnings.

o Loan originations in 2000 totaled $1.5 billion; point-of-application approval program and on-line appraisals transmitted directly to underwriting provide unique competitive advantages.

o Lending and mortgage banking operations are run by President Kenneth Koranda who has served as a member of the Fannie Mae Advisory Board, Chairman of the Mortgage Markets and Lending Technology Committee of America's Community Bankers, a past director of the Housing Roundtable and a member of the Mortgage Bankers Association of America Residential Board of Governors.

o MAFB has acquired two local thrifts in the past few years in transactions valued at $360 million in the aggregate. Along with three branch purchases in the past two years, these acquisitions have extended the Bank's franchise into the city of Chicago and its southwest suburbs and solidified its position in the western suburbs.

o Through its 27 branch offices, the Bank has the 9th largest deposit market share in the Chicago area, serving more than 154,800 households.

o Through its subsidiaries, MAFB has been a well-known and successful residential real estate developer for the past 27 years. The Company develops single-family lots for sale to builders. The Company has sold more than 5,700 residential homesites in 24 subdivisions since 1974.

o Through 6/01, the Company's one, five and ten-year compounded annual EPS growth rates were 12%, 15% and 21%, respectively.

o Through 6/01, the Company's one, five and ten-year compounded annual returns on MAFB stock were 72%, 25% and 33% respectively.

RECENT DEVELOPMENTS
-------------------
o On July 5, 2001, MAFB announced that it has agreed to acquire privately held Mid Town Bancorp, Inc., based in Chicago. Mid Town, with assets of $322 million and deposits of $283 million at March 31, 2001, will add four offices to the Company's Chicago region. The Company expects the transaction to close in the fourth quarter of 2001.

o On July 19, 2001, the Company announced that earnings per share for the quarter ended June 30, 2001 totaled $.60 per diluted share, compared to $.58 per diluted share reported in last year's second quarter and also provided an estimate of earnings per share for 2002.

o Deposit account service fees totaled $4.1 million for the current quarter, up 32% from the prior year period. Deposit account fee income has grown at a 24% compounded annual growth rate over the past five years.

o On April 25, 2001, MAFB announced a 20% increase in the quarterly cash dividend to 12 cents per share from 10 cents per share. This is the Company's seventh increase in its cash dividend in the past six years.

o The Company's renewed focus on home equity loans has been successful, expanding balances and cross-selling opportunities. Outstanding balances stood at $227 million at June 30, 2001 and have increased at a 19% annual growth rate since December 1997.

o On April 18, 2000, MAFB announced that it had completed its previously announced purchase of two Illinois branches of M&I Bank. The transaction involved the purchase of approximately $91 million in deposits and the related branch buildings.

o MAFB acquired a $23 million branch of The Northern Trust Company on September 10, 1999.

o In July 1999, Mid America Bank announced the introduction of its Bank-by-Internet service, which allows customers to access their accounts online to check balances, transfer funds between accounts and pay bills. The Company is currently developing automated loan underwriting capabilities for loan applications taken over its website.

--------------------------------------------------------------------------------

MANAGEMENT
  Allen H. Koranda       Kenneth Koranda       Jerry Weberling                Michael J. Janssen
  Chairman & CEO         President             Executive V.P. & C.F.O.        Sr. V.P.; Investor Relations

MARKET MAKERS
  Dain Rauscher Inc.                      Lehman Brothers, Inc.*                 Spear, Leeds & Kellogg
  Friedman Billings Ramsey & Co.*         Robert W. Baird & Co., Inc.            Stifel, Nicolaus & Co.*
  Howe Barnes Investments, Inc.*          Sandler O'Neill & Partners*            Tucker Anthony Incorporated*
  Keefe, Bruyette & Woods, Inc.*          Schwab Capital Markets                 Trident Securities Inc.
  Knight Securities L.P.                  Sherwood Securities Corp.
*Analyst Coverage

MAF BANCORP, INC.                                                      JUNE 2001
--------------------------------------------------------------------------------
www.mafbancorp.com

OPERATING RESULTS
-----------------
(In thousands, except share data)
                                                         THREE MONTHS ENDED     SIX MONTHS ENDED
                                                         ------------------    ------------------
                                                         6/30/01    6/30/00    6/30/01    6/30/00
                                                         -------    -------    -------    -------
Net interest income ..................................   $31,851    $32,061    $64,349    $62,604
Provision for loan losses ............................        --        300         --        600
                                                         -------    -------    -------    -------
   Net interest income after provision for loan losses    31,851     31,761     64,349     62,004
Non-interest income ..................................    10,501      7,818     20,360     15,577
Non-interest expense .................................    20,247     17,997     40,195     35,683
                                                         -------    -------    -------    -------
   Income before income taxes ........................    22,105     21,582     44,514     41,898
Income taxes .........................................     8,225      7,911     16,556     15,118
                                                         -------    -------    -------    -------
Net income ...........................................   $13,880    $13,671    $27,958    $26,780
                                                         =======    =======    =======    =======
Diluted earnings per share ...........................   $   .60    $   .58    $  1.20    $  1.13
                                                         =======    =======    =======    =======

PERFORMANCE RATIOS
------------------
Return on average assets .............................      1.06%      1.12%      1.08%      1.11%
Return on average equity .............................     14.17      15.43      14.30      15.16
Net interest margin ..................................      2.56       2.75       2.61       2.73
Non-interest expense to average assets ...............      1.55       1.47       1.55       1.48
Efficiency ratio .....................................     48.25      44.35      47.77      45.31

SELECTED FINANCIAL DATA
-----------------------
(Dollars in thousands, except share data)
                                                           6/30/01         12/31/00         6/30/00
                                                         -----------      -----------     -----------
Book value per share..................................   $     17.55      $     16.78     $     15.51
Tangible book value per share.........................         14.59            13.80           12.44
Stockholders' equity to total assets..................          7.55%            7.46%           7.19%
Common shares outstanding.............................    22,504,396       23,110,022      23,158,787
Non-performing assets.................................        17,840           18,517          16,243
Allowance for loan losses.............................        18,221           18,258          17,870
Non-performing assets to total assets.................           .34%             .36%            .33%
Allowance for loan losses to total loans..............           .44%             .42%            .43%

                           FORWARD-LOOKING INFORMATION

Statements contained in this information sheet that are not historical facts constitute forward-looking statements (within the meaning of Section 27 of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934), which involve significant risks and uncertainties. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "plan," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ from those predicted. The Company undertakes no obligation to update these forward-looking statements in the future. Factors which could have a material adverse effect on the operations and could affect the outlook or future prospects of the Company and its subsidiaries include, but are not limited to, unanticipated changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the Company's or Mid Town Bancorp's loan or investment portfolios, demand for loan products, secondary mortgage market conditions, deposit flows, competition, demand for financial services and residential real estate in the Company's market area, unanticipated slowdowns in real estate lot sales or problems in closing pending real estate contracts, delays in real estate development projects, higher than anticipated costs, or lower than anticipated revenues, associated with the Mid Town Bancorp acquisition or the possible short-term dilutive effect of other potential acquisitions, if any, and changes in accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

   NOTE: THE FOLLOWING NOTICE IS INCLUDED TO MEET CERTAIN LEGAL REQUIREMENTS.
   --------------------------------------------------------------------------

The Company will be filing a proxy statement/prospectus and other documents regarding the proposed transaction with Mid Town Bancorp, Inc. with the Securities and Exchange Commission. Mid Town shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about the Company and Mid Town Bancorp, Inc., and the proposed transaction. When available, copies of this proxy statement/prospectus will be mailed to Mid Town shareholders, and it and other documents filed by the Company with the SEC may be obtained free of charge at the SEC's web site at http://www.sec.gov, or by directing a request to the Company at 55th Street & Holmes Avenue, Clarendon Hills, IL 60514.

THE FOLLOWING IS AN EXCERPTED PORTION OF THE SLIDE PRESENTATION MATERIALS USED BY MAF BANCORP, INC. AT THE KEEFE, BRUYETTE & WOODS, INC. CONFERENCE HELD ON JULY 25, 2001. THE PRESENTATION MATERIALS WERE FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION BY MAF BANCORP, INC. ON A FORM 8-K DATED JULY 23, 2001:

MAF BANCORP, INC.

PAYING A HIGHER RATE OF ATTENTION

                      [MAF BANCORP, INC. LOGO APPEARS HERE]

With respect to the proposed acquisition of Mid Town Bancorp, Inc., the following is included to meet certain legal requirements.

The Company will be filing a proxy statement/prospectus and other documents regarding the proposed transaction with Mid Town Bancorp, Inc. with the Securities and Exchange Commission. Mid Town shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about the Company and Mid Town Bancorp, Inc., and the proposed transaction. When available, copies of this proxy statement/prospectus will be mailed to Mid Town shareholders, and it and other documents filed by the Company with the SEC may be obtained free of charge at the SEC's web site at http://www.sec.gov, or by directing a request to the Company at 55th Street & Holmes Avenue, Clarendon Hills, IL 60514.

                      [MAF BANCORP, INC. LOGO APPEARS HERE]

Mid Town Bancorp Acquisition

o        Announced on July 5, 2001

o        $69 million transaction

o        80% cash/20% stock

o        Accretion:  1% in 2002; 2% in 2003

         (with goodwill amortization expense)

o        4 Branch locations on Chicago's north side

o        Projected 4th Qtr 2001 Closing

o        Projected Feb. 2002 Data Processing Conversion

                      [MAF BANCORP, INC. LOGO APPEARS HERE]